Exhibit 16.1

Share Purchase Agreement

This Share Purchase Agreement (“Agreement”), dated as of June 24, 2009, is entered into by and between Sunrise Energy Resources, Inc., a corporation organized and existing under the laws of the State of Delaware (“Sunrise” or the “Company”), and Millington Solutions LLC, a limited liability company organized and existing under the laws of the United Kingdom (“Millington”) and together with Sunrise, the “Parties”).

W i t n e s s e t h:

Whereas, Sunrise is the owner of 100% of the ownership stake (“the Subsidiary Shares”) of the Company’s wholly owned sole operating subsidiaries in the Ukraine: Esko Pivnich, LLC and Pari, LLC (“the Subsidiaries”);

Whereas, Millington is the holder of convertible debenture notes of tranches CD-1001, CD-1009, CD-1011 and CD-1013 issued by the Company (“the Notes”) for the total amount outstanding of $5,864,837 including principal and accrued interest;

Whereas, Millington desires to surrender the Notes to the Company in exchange for receiving from the Company 100% ownership interest in the Subsidiaries, in accordance with and subject to the terms of this Agreement.

Whereas, Sunrise desires to accept the Notes from Millington in exchange for 100% ownership interest in the Subsidiaries (“Subsidiary Shares”), in accordance with and subject to the terms of this Agreement;

Whereas, upon the consummation of the transaction Millington shall fully control the Subsidiaries and hereby agrees to assume any and all obligations associated with the Subsidiaries and fully indemnify and release the Company, its officers and its stockholders from any and all claims whether existing prior to this Agreement or arising after this Agreement is consummated. Upon consummation of the transaction Sunrise shall cease to be a shareholder of the Subsidiaries.

Whereas, upon the consummation of the transaction the Notes accepted by the Company shall be cancelled and shall be deemed null and void.

Now, Therefore, in consideration of the premises and of the mutual covenants, representations, warranties and agreements herein contained, the Parties hereto agree as follows:

Section 1.  Definitions And Interpretations

1.1. Defined Terms.

In this Agreement the following words and expressions shall have the following meanings (such meaning to be equally applicable to both the singular and plural terms of the terms defined):

“Agreement” shall have the meaning provided in the introductory paragraph;

“Closing” shall have the meaning provided in Section 2.4.;

“Closing Date” shall have the meaning provided in Section 2.4.1;

“Company” means Sunrise Energy Resources, Inc.;

“Confidential Information” shall have the meaning provided in Section 4.1;

“Notes” shall have the meaning provided in the recitals;

“Effective Closing Date” shall have the meaning provided in Section 2.4.1;

“Subsidiaries” shall have the meaning provided in the recitals;

“Subsidiary Shares” shall have the meaning provided in the recitals;

“Party” or “Parties” means Sunrise Energy Resources, Inc. and Millington Solutions LLC;

“Transaction” shall have the meaning provided in the recitals;

1.2. Principles of Construction.

(a) All references to Articles, Sections, subsections and Appendixes are to Articles, Sections, subsections and Appendixes in or to this Agreement unless otherwise specified.  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The term “including” is not limiting and means “including without limitations.”

(b) In the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including”; the words “to” and “until” each mean “to but excluding”; and the word “through” means “to and including.”

(c) The Table of Contents hereto and the Section headings herein are for convenience only and shall not affect the construction hereof.

(d) This Agreement is the result of negotiations among and has been reviewed by the respective Party.  Accordingly, this Agreement shall not be construed against any Party merely because of such Party’s involvement in its preparation.

(e) Wherever in this Agreement the intent so requires, reference to the neuter, masculine or feminine shall be deemed to include each of the other, and reference to either the singular or the plural shall be deemed to include the other.

Section 2.  The Transaction

2.1. Transaction is conditioned upon Sunrise’s Board Approval

Sunrise and Millington agree that the Transaction and this Agreement are subject to the approval of the Sunrise Board of Directors (the “BOD”).  Should no approval be granted by the BOD, or should the BOD reject the transaction, within 45 days following the date of this Agreement, this Agreement shall be void and shall have no effect on either of the Parties.

2.2. Consideration

In consideration for the surrender of the Notes, Sunrise agrees to transfer the Subsidiary Shares to Millington.

2.3. Transfer of the Notes and the Subsidiary Shares upon Closing

2.3.1. Subject to the terms, conditions and warranties set forth in this Agreement, on the Closing Date, (i) Millington shall surrender the original Notes to the Company for cancellation; and (ii) in consideration for the Notes, Sunrise shall transfer to Millington the Subsidiary Shares, by way of amending the Subsidiaries’s Bylaws  to reflect the transfer of ownership to Millington, and deliver an executed amended bylaws to Millington (collectively, the “Closing”).

2.4. Closing.

2.4.1. The Closing shall take place at 10:00 A.M. at the offices of Sunrise Energy Resources, Inc., at 570 Seventh Avenue, Suite 800, New York, New York 10018 on the earlier of (i) the 60th day following the date of this Agreement, or (ii) the date on which all the conditions precedent, conditions and warranties set forth in this Agreement shall have been satisfied or waived (the “Closing Date”).  Notwithstanding the actual Closing Date, March 30, 2009 shall be deemed the effective closing date hereof (the “Effective Closing Date”).

Section 3.  Representations and Warranties

3.1. Representations and Warranties of Sunrise

3.1.1. Sunrise represents, warrants and agrees with Millington as follows:

(a)           Sunrise is duly organized, validly existing and in good standing under the laws of the State of Delaware.  Sunrise has the power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder.

(b)           The entire issued and outstanding capital stock of the Subsidiaries is owned by
Sunrise.  All of the shares of the Subsidiaries have been duly authorized, are validly issued, fully paid and non-assessable.

(c)           All financial and other information concerning the Subsidiaries, which Sunrise has furnished or will furnish to Millington (i) is true, accurate and complete as of its date and in all material respects except to the extent such information is superseded by information marked as such, (ii) does not omit any material fact, not misleading and (iii) presents fairly the financial condition of the organization as of the date and for the period covered thereby.

(d)           Subsidiaries are duly organized, validly existing and in good standing under the laws of the Ukraine.  Sunrise has the power and authority to enter into, execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement had been duly authorized and, except cases set forth hereunder, is approved by Sunrise’s respective corporate actions and constitutes its legally valid and binding obligation and is enforceable against Sunrise in accordance with the terms hereof.

(e)           Sunrise presently has the power to transfer and deliver the Subsidiary Shares to Millington free and clear of any restrictions on transfer, security interests, options, warrants, purchase rights or other contracts or commitments that could require them to sell, transfer, or otherwise dispose of the Subsidiary Shares.  The delivery to Millington of the Subsidiary Shares and stock powers evidencing the transfer of the Subsidiary Shares to Millington pursuant to the provisions of this Agreement will transfer to Millington good and marketable title thereto, free and clear of all liens, encumbrances restrictions and claims of any kind.

(f)           Upon execution and delivery of the amended bylaws of the Subsidiaries evidencing the transfer of the Subsidiary Shares to Millington in accordance with the terms of this Agreement, Millington shall acquire and thereafter own 100% of the equity of the Subsidiaries.

3.2. Representations and Warranties of Millington

3.2.1. Millington represents, warrants and agrees with Sunrise as follows:

(a)           Millington is of the Closing Date, the lawful owner of record of all of the Notes, and presently has the power to transfer and deliver the Notes to Sunrise free and clear of any restrictions on transfer, security interests, options, warrants, purchase rights or other contracts or commitments that could require them to sell, transfer, or otherwise dispose of the Notes.  The delivery to Sunrise of the Notes and powers evidencing the transfer of the Notes to Sunrise pursuant to the provisions of this Agreement will transfer to Sunrise good and marketable title thereto, free and clear of all liens, encumbrances restrictions and claims of any kind.

(b)           Upon Closing of the Transaction Millington shall rescind any and all claims to the Company whether existing prior to the Effective Closing Date or arising afterwards including without limitation the amounts due to Millington under the Notes of $5,864,837. Millington shall not present any claims to the Company in the future.

(c)           Upon Closing of the Transaction Millington shall indemnify and release the Company, its officers and directors and its shareholders against any possible claims that relate to the Subsidiaries, whether existing prior to the Effective Closing Date or arising afterwards. The above claims shall include, without limitations, any and all environmental remediation liability related to the Subsidiaries’ oil & gas exploration and development activities in Ukraine.

(d)           Millington has conducted a comprehensive due diligence of the Subsidiaries to Millington’s satisfaction in all material respects.

Section 4.  Confidential Information

4.1. Confidential Information Defined.

Any and all information furnished (whether before or after the date hereof) by or on behalf of any Party to this Agreement, including, without limitation, by such Party’s financial advisors, attorneys and accountants, or agents, to another Party to this Agreement, or to such Party’s directors, officers, employees, affiliates, representatives, including, without limitation, financial advisors, attorneys and accountants, or agents shall be regarded as “Confidential Information.”  The term Confidential Information shall not, however, include information which (i) is or becomes publicly available other than as a result of a disclosure by the Party receiving such Confidential Information, (ii) is or becomes available to a Party to this Agreement on a non-confidential basis from a source (other than through another Party to this Agreement) which is not prohibited from disclosing such information by a legal, contractual or fiduciary obligation to another Party, (iii) was available to, known by or within the possession of a Party to this Agreement prior to its being furnished by (or on behalf of) another Party, or (iv) is independently developed by or on behalf of a Party to this Agreement not in violation of the terms of this Agreement.

4.2. Confidentiality.

The Parties undertake to keep any and all Confidential Information provided with regard to this Agreement confidential and will not, without the other Party’s prior written consent, disclose such Confidential Information in any manner whatsoever and will not use any Confidential Information other than in connection with the Transaction; provided, however, that they may reveal the Confidential Information to their respective representatives (a) who need to know the Confidential Information (and who agree to use such Confidential Information in accordance with this Agreement) for the purpose of evaluating the Transaction and (b) who are informed by the respective Party of the confidential nature of the information provided.

4.3. Survival of Confidentiality.

The undertakings and representations made above shall survive the Closing Date and shall expire for all purposes in the date numerically corresponding to the Closing Date in the twelfth month after the Closing Date.

Section 5.  Miscellaneous

5.1. Expenses.

Each of the Parties shall bear its own expenses in connection with the transactions contemplated by the Agreement.

5.2. Governing Law.

The interpretation and construction of this Agreement, and all matters relating hereto, shall be governed by the laws of the State of New York applicable to agreements executed and to be wholly performed solely within such state.

5.3. Notices.

Any notice or other communication required or permitted under this Agreement shall be sufficiently given if delivered in person or sent by facsimile or by overnight registered mail, postage prepaid, addressed as follows:

If to Sunrise Energy Resources, Inc. to:

Sunrise Energy Resources, Inc.
570 Seventh Avenue, Suite 800
New York, NY 10018
Attention: Mr. Konstantin Tsiryulnikov, CEO

If to Millington, to:

Millington Solutions Limited
Suite 401, 302 Regent Street,
London W1R 6HH
Attention: Evgeniy Kozlov, Director

Or such other address or number as shall be furnished in writing by any such Party, and such notice or communication shall, if properly addressed, be deemed to have been given as of the date so delivered or sent by facsimile.

5.4. Parties in Interest.

This Agreement may not be transferred, assigned or pledged by any Party hereto, other than by operation of law.  This Agreement shall be binding upon and shall inure to the benefit of the Parties hereto and their respective heirs, executors, administrators, successors and permitted assigns.

5.5. Entire Agreement.

This Agreement and the other documents referred to herein contain the entire understanding of the Parties hereto with respect to the subject matter contained herein. This Agreement shall supersede all prior agreements and understandings between the Parties with respect to the transactions contemplated herein.

5.6. Amendments.

This Agreement may not be amended or modified orally, but only by an agreement in writing signed by the Parties.

5.7. Severability.

In case any provision in this Agreement shall be held invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions hereof will not in any way be affected or impaired thereby.

5.8. Counterparts.

This Agreement may be executed in any number of counterparts, including counterparts transmitted by telecopier or facsimile transmission, any one of which shall constitute an original of this Agreement.  When counterparts of facsimile copies have been executed by all parties, they shall have the same effect as if the signatures to each counterpart or copy were upon the same document and copies of such documents shall be deemed valid as originals.  The Parties agree that all such signatures may be transferred to a single document upon the request of any Party.

In Witness Whereof, each of the Parties hereto has caused its corporate name to be hereunto subscribed by its officer(s) thereunto duly authorized as of the day and year first above written.

Sunrise Energy Resources, Inc.	Millington Solutions Limited
By: /s/ Konstantin Tsiryulnikov	By: /s/ Evgeniy Kozlov
Name: Konstantin Tsiryulnikov	Name: Evgeniy Kozlov
Title: Chief Executive Officer	Title: Director